

October 7, 2013

Darrell Cavens
President and Chief Executive Officer
zulily, inc.
2200 First Avenue South
Seattle, WA 98134

> **Re:** **zulily, inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 25, 2013**
> **CIK No. 0001478484**

Dear Mr. Cavens:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Principal and Selling Stockholders, page 110

1. Please update the date for which the information in the table is presented to the most recent practicable date. Refer to Item 403 of Regulation S-K.

Undertakings, page II-4

2. We note your response to comment 35 in our letter dated September 6, 2013. Rule 430A only applies to very specific omissions like the public offering price, delivery dates and underwriting discounts that can be added by supplement later. If you supplement with other non-material information not specifically set forth in Rule 430A, you are required to use Rule 430C. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Also see C&DI Question 229.01 (Securities Act Rules).

3. Notwithstanding the fact that your offering is not a delayed or continuous one, you are

still required to provide the undertakings located at Item 512(a)(6) of Regulation S-K because this offering constitutes an initial distribution of securities. Please revise.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director